UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

OneConnect Announces Temporary Closure of Depositary Facility

OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for financial institutions in China, today announced that due to the migration of custodian of its depositary bank, JPMorgan Chase Bank, N.A., the Company’s depositary facility for its American depositary shares traded on the New York Stock Exchange (the “ADSs”) is expected to be closed for ADS issuance or cancellation during periods below. (i) From July 29, 2024 to August 9, 2024, the Company will not be able to facilitate the conversion between its ADSs and its ordinary shares registered on the Cayman share register; and (ii) from August 5, 2024 to August 9, 2024, the Company will not be able to facilitate the conversion between its ADSs and its ordinary shares traded on the Hong Kong Stock Exchange or otherwise registered on the Hong Kong share register. The depositary facility will re-open on August 12, 2024.

Save for the abovementioned impact on the conversion between ADSs and ordinary shares, the closure of depositary facility will not affect the trading of the Company’s securities on the New York Stock Exchange or on the Hong Kong Stock Exchange during the closure of the Company’s depositary facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chairman of the Board and Chief Executive Officer

Date: July 11, 2024